UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 31, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



EARNINGS RELEASE 3Q23

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the third quarter of 2023, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

TO ACCESS THE SPREADSHEET CONTAINING THE DATA AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE, CLICK HERE.

3Q23 HIGHLIGHTS

- Strengthening of leadership in mobile with 98 million[1] accesses. In the postpaid segment (ex-M2M), market share at the end of August/23 was 43.6% (+1.9 p.p. YoY), while churn in 3Q23 remained at historically low levels, at 1.09%.
- The FTTH network is currently present in 439 cities (+59 cities YoY) with 25.1 million homes passed (+12.9% YoY) and 6.0 million homes connected (+13.5% YoY).
- Net revenues continue to grow above inflation (+7.5% YoY) driven by mobile service revenue (+9.0 YoY). Fixed revenue maintained its positive performance, increasing +3.1% YoY, driven by FTTH revenues (+15.1% YoY) and Corporate Data, ICT and Other revenues (+14.7% YoY).
- EBITDA grew +11.7% YoY, with a margin of 42.2% (+1.6 p.p. YoY), due to strong performance of core revenues (+9.6% YoY) and cost control (+4.6% YoY) in the quarter, as well as the positive net effect of R$175 million in 3Q23, related to the post-closing price adjustment agreement from the acquisition of part of Oi Móvel's assets.
- In 9M23, Operating Cash Flow totaled R$8,901 million (+27.1% YoY), with a margin of 23.1% (+3.3 p.p. YoY) over net revenue. Investments totaled R$6,665 million (-5.3% YoY) or 17.3% of revenues (-2.6 p.p. YoY), maintaining the projected Investment level below R$9 billion in 2023.
- Net income[2] reached R$3,429 million in 9M23 (+15.9% YoY). Shareholder remuneration declared[3] up to October 2023 hit R$2,870 million, of which R$1,736 million were in interest on capital, R$827 million in dividends and R$308 million in share buybacks.

60.4mn Postpaid Accesses — +5.2% YoY

6.0mn FTTH Accesses — +13.5% YoY

R$13.1bn Total Revenues — +7.5% YoY

R$5.5bn EBITDA — +11.7% YoY

[1] We disconnected 3,812k accesses that came from the acquisition of part of Oi Móvel's assets considered inactive by Vivo's criteria, of which 3,015k in Sep-22, 339k in Dec-22 and 457k in Mar-23.
[2] Considers the net income attributed to Telefônica Brasil.
[3] Considers the shareholding position dates from January to October 2023.

HIGHLIGHTS

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
Net Operating Revenue	**13,112**	**12,199**	**7.5**	**38,565**	**35,382**	**9.0**
Core Revenue[1]	12,335	11,256	9.6	36,120	32,380	11.6
Mobile Revenue	9,279	8,480	9.4	27,025	24,172	11.8
Fixed Core Revenue	3,056	2,776	10.1	9,095	8,209	10.8
Non-core Revenue[2]	777	943	(17.6)	2,445	3,002	(18.5)
Total Costs	**(7,573)**	**(7,242)**	**4.6**	**(22,999)**	**(21,335)**	**7.8**
EBITDA	**5,539**	**4,957**	**11.7**	**15,566**	**14,047**	**10.8**
EBITDA / Net Revenue Margin	*42.2%*	*40.6%*	*1.6 p.p.*	*40.4%*	*39.7%*	*0.7 p.p.*
Net Income[3]	**1,472**	**1,440**	**2.2**	**3,429**	**2,959**	**15.9**
Earnings per Share (EPS)[4]	**0.89**	**0.86**	**2.9**	**2.07**	**1.77**	**16.6**
CAPEX ex-IFRS 16[5]	**2,626**	**2,586**	**1.5**	**6,665**	**7,041**	**(5.3)**
Operating Cash Flow (OpCF)[6]	**2,913**	**2,371**	**22.9**	**8,901**	**7,006**	**27.1**
OpCF[6] / Net Revenue Margin	*22.2%*	*19.4%*	*2.8 p.p.*	*23.1%*	*19.8%*	*3.3 p.p.*
Free Cash Flow	**1,918**	**1,839**	**4.3**	**7,556**	**6,473**	**16.7**
Core Revenue[1] / Net Revenue	**94.1%**	**92.3%**	**1.8 p.p.**	**93.7%**	**91.5%**	**2.1 p.p.**
Non-core Revenue[2] / Net Revenue	**5.9%**	**7.7%**	**(1.8) p.p.**	**6.3%**	**8.5%**	**(2.1) p.p.**
Total Subscribers (Thousand)	**111,582**	**111,688**	**(0.1)**	**111,582**	**111,688**	**(0.1)**
Core Subscribers	**104,701**	**104,070**	**0.6**	**104,701**	**104,070**	**0.6**
% / total accesses	*93.8%*	*93.2%*	*0.7 p.p.*	*93.8%*	*93.2%*	*0.7 p.p.*
Non-core Subscribers	**6,881**	**7,618**	**(9.7)**	**6,881**	**7,618**	**(9.7)**
% / total accesses	*6.2%*	*6.8%*	*(0.7) p.p.*	*6.2%*	*6.8%*	*(0.7) p.p.*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Net income attributed to Telefônica Brasil.
[4] Earnings per share (EPS) calculated base on net income attributed to Telefônica Brasil divided by outstanding shares.
[5] Does not include the relative amount related to licenses renewal in the amounts of R$9.8 million in 1Q22, reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, renewal of license in the amount of R$202.7 million in 3Q23 and IFRS 16 effects.
[6] Operating Cash Flow is equivalent to EBITDA less CAPEX ex-IFRS 16.

MOBILE BUSINESS

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
NET MOBILE REVENUE	**9,279**	**8,480**	**9.4**	**27,025**	**24,172**	**11.8**
Mobile Service Revenue	**8,465**	**7,763**	**9.0**	**24,614**	**22,051**	**11.6**
Postpaid[1]	7,010	6,218	12.7	20,218	17,772	13.8
Prepaid	1,455	1,545	(5.8)	4,396	4,279	2.7
Handset Revenue	**814**	**717**	**13.5**	**2,411**	**2,120**	**13.7**

The Mobile Service Revenue growth of 9.0% YoY was mainly boosted by Postpaid Revenue[1] (+12.7% YoY), which was positively impacted by the customer base increase, annual price adjustments and churn at historic low levels. We added 739k postpaid accesses in the quarter, driven by both the migration from prepaid to hybrid, and the positive balance of portability from other competitors.

Prepaid Revenue decreased 5.8% YoY, due to the customers migration from prepaid to hybrid, which benefits the mobile service revenue dynamic as a whole. Despite revenue decrease, prepaid ARPU accelerated by 4.8% YoY.

The sale of smartphones compatible with 5G, that already represent 82% of all smartphones sold in Vivo's stores, in addition to the launch of high-end devices, and the broad portfolio of electronics, contributed to an increase of 13.5% in Handset Revenue in comparison to the same quarter of the previous year.

MOBILE ACCESSES



Million
+0.3%
97
98
98
40
38
37
57
60
60
3Q22
2Q23
3Q23
Postpaid
Prepaid

POSTPAID ACCESSES



Million
+5%
57
60
60
16
17
17
42
43
43
3Q22
2Q23
3Q23
M2M + Dongles
Human postpaid
Postpaid Churn (ex-M2M) %
1.24%
1.00%
1.09%
3Q22
2Q23
3Q23

[1] Postpaid revenue includes M2M, dongles, wholesale and others.

FIXED BUSINESS

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
NET FIXED REVENUE	**3,833**	**3,719**	**3.1**	**11,540**	**11,210**	**2.9**
Core Fixed Revenue[1]	**3,056**	**2,776**	**10.1**	**9,095**	**8,209**	**10.8**
FTTH	1,570	1,364	15.1	4,568	3,950	15.6
FTTC	58	123	(52.9)	219	433	(49.4)
IPTV	367	365	0.7	1,113	1,115	(0.2)
Corporate Data, ICT and Others	1,060	924	14.7	3,195	2,712	17.8
% of Revenues from Digital B2B	*57.0%*	*52.2%*	*4.8 p.p.*	*56.6%*	*51.6%*	*5.0 p.p.*
Non-core Fixed Revenue[2]	**777**	**943**	**(17.6)**	**2,445**	**3,002**	**(18.5)**
Core Fixed Revenue[1] / Net Fixed Revenue	*79.7%*	*74.6%*	*5.1 p.p.*	*78.8%*	*73.2%*	*5.6 p.p.*
Non-core Fixed Revenue[2] / Net Fixed Revenue	*20.3%*	*25.4%*	*(5.1) p.p.*	*21.2%*	*26.8%*	*(5.6) p.p.*

Net Fixed Revenue grew 3.1% YoY, due to double-digit growth in Core Fixed Revenue (+10.1% YoY), which corresponds to 79.7% (+5.1 p.p. YoY) of net fixed revenue. Fixed revenue continues to expand, as a result of the strategic decision to focus on the expansion of the fiber and digital B2B businesses.

FTTH revenue rose by 15.1% YoY in 3Q23, due to the increase in customer base and annual price adjustment. During the last twelve months, we expanded our FTTH network to 2.9 million new homes, connecting 715k new clients and reached 59 new cities, now covering 439 in total. The FTTH performance was boosted by our fiber and postpaid convergent offer, Vivo Total, which has 1.1 million accesses, growing 2.5x YoY. This offer accounted for 79% of our fiber gross adds in stores for the past three months and showed a monthly churn rate of 0.44% in the period, well below the churn rate of the standalone services.

The IPTV Revenue, a product related to fiber connectivity, increased 0.7% YoY in 3Q23, reflecting the annual price readjustment, even with a small reduction in the access base (-3.3% YoY).

Corporate Data, ICT, and Other Revenues grew +14.7% YoY in 3Q23, as a result of digital services for companies, that already represent 57.0% (+4.8 p.p YoY) of this revenue stream. For more information on digital B2B, click here.

FTTH

HOMES PASSED

Million



+13%
22.3
24.7
25.1
3Q22
2Q23
3Q23

HOMES CONNECTED

Million



+14%
5.3
5.8
6.0
3Q22
2Q23
3Q23

[1] FTTH, FTTC, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.
[2] Fixed voice, xDSL and DTH revenues. DTH service was discontinued in January 2023.

COSTS

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
TOTAL COSTS	**(7,573)**	**(7,242)**	**4.6**	**(22,999)**	**(21,335)**	**7.8**
COSTS OF SERVICES AND PRODUCTS SOLD	**(2,485)**	**(2,347)**	**5.9**	**(7,316)**	**(6,646)**	**10.1**
Services	(1,419)	(1,404)	1.1	(4,240)	(3,991)	6.2
Products sold	(1,066)	(943)	13.0	(3,076)	(2,655)	15.8
COSTS FROM OPERATIONS	**(5,088)**	**(4,895)**	**3.9**	**(15,683)**	**(14,688)**	**6.8**
Personnel	(1,423)	(1,248)	14.0	(4,175)	(3,549)	17.6
Commercial and Infrastructure	(3,315)	(3,259)	1.7	(9,883)	(9,592)	3.0
Provision for Bad Debt	(291)	(301)	(3.3)	(1,024)	(1,000)	2.4
G&A Expenses	(333)	(273)	22.1	(893)	(833)	7.1
Other Net Oper. Rev. (Exp.)	274	185	47.5	292	286	1.8

Total Costs, excluding expenses with Depreciation and Amortization, totaled R$7,573 million in the quarter, an increase of 4.6% in the year.

COSTS OF SERVICES AND PRODUCTS SOLD

Cost of Services and Products Sold grew 5.9% YoY, due to higher revenues from digital services and sales of handsets and electronics.

- SERVICES – increase of 1.1% YoY in 3Q23, due to sales of licenses and services to companies.
- PRODUCTS SOLD – evolution of 13.0% compared to 3Q22, reflecting higher revenue from handset sales.



COSTS FROM OPERATIONS

The Costs from Operations presented a 3.9% YoY growth, caused primarily by inflation in the period.

- PERSONNEL – 14.0% YoY increase in 3Q23, due to annual salary and benefits readjustment, higher expenses related to internalization of critical areas, creation of new businesses and greater commercial activity.
- COMMERCIAL AND INFRASTRUCTURE – increase of 1.7% compared to 3Q22, as a result of higher expenses with commercial operations, as well as higher costs with leasing of neutral fiber networks, related to the increase in customer base. These effects were partially offset by the termination of the Transition Service Agreement with Oi and higher digital channels adoption.
- PROVISION FOR BAD DEBT – reduction of 3.3% YoY, ending 3Q23 at R$291 million, representing 1.6% of Gross Revenue (-0.1 p.p. YoY). The decrease in PBD demonstrates the customers prioritization in paying their connectivity services, as well as the execution of actions related to credit concession and collection.
- GENERAL AND ADMINISTRATIVE – increase of 22.1% YoY in the quarter, related to higher expenses with third-party services.
- OTHER OPERATING REVENUES (EXPENSES) – presented revenue of R$274 million, an increase of 47.5% compared to the same quarter of last year, mainly due to the recognition of the net amount of R$175 million associated to the acquisition of part of Oi Móvel assets, composed of a revenue of R$244 million related to the price adjustment agreed by the parties, and an expense of R$69 million related to cancelation costs of tower contracts.

DIGITALIZATION KPIs

27.0% % Payments received through Pix
+21.5 p.p. YoY

22 mn Vivo App Users
+10.4% YoY

FROM EBITDA
TO NET INCOME

EBITDA

The EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) in 3Q23 was R$5,539 million, an increase of 11.7% compared to 3Q22, with an EBITDA margin of 42.2% (+1.6 p.p. YoY). This performance reflects the strong total revenue growth of 7.5% YoY, with higher share of core revenues 94.1% (+1.8 p.p. YoY), and continuous cost control.

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased 6.0% compared to 3Q22, due to investments made in recent years.

FINANCIAL RESULTS

In 3Q23, the Financial Results recorded an expense of R$570 million, which represents an increase of R$532 million YoY, mainly due to the lower level of revenue from monetary update.

NET INCOME

Net Income[1] totaled R$1,472 million in the third quarter of 2023, a rise of +2.2% in the annual comparison, due to the strong EBITDA evolution (+11.7% YoY).

[1] Considers the net income attributed to Telefônica Brasil.

CAPEX

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
Network	2,255	2,215	1.8	5,722	5,986	(4.4)
Tech, Information and Others	371	371	0.0	943	1,055	(10.7)
CAPEX[1] EX-LICENSES | EX-IFRS 16	**2,626**	**2,586**	**1.5**	**6,665**	**7,041**	**(5.3)**
IFRS 16 | Leases	1,686	447	277.3	2,223	2,218	0.2
TOTAL | IFRS 16	**4,312**	**3,033**	**42.2**	**8,888**	**9,259**	**(4.0)**

The Investments[1] made in 3Q23 reached R$2,626 million (+1.5% YoY), representing 20.0% of the Net Operating Revenue for the quarter, a reduction of 1.2 p.p. YoY. Investments were directed towards strengthening our mobile network, highlighting the activation of 5G in cities with over 200k inhabitants, in addition to the investment for the expansion of our fiber network.

In the last nine months, Investments[1] added up to R$6,665 million (-5.3% YoY), which leads the Company to a solid position to meet the Capex guidance, excluding licenses and leases (IFRS 16), of up to R$9 billion[2] in 2023.

FREE CASH FLOW

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
Reported EBITDA	**5,539**	**4,957**	**11.7**	**15,566**	**14,047**	**10.8**
Capital Expenditures	(2,626)	(2,586)	1.5	(6,665)	(7,041)	(5.3)
Working Capital	342	673	(49.3)	2,524	3,042	(17.0)
IFRS16 | Lease Payments	(624)	(600)	4.0	(1,834)	(1,789)	2.5
Net Financial Result	(492)	(302)	62.5	(1,472)	(1,057)	39.3
Taxes Payments (Income Tax./Social Cont.)	(222)	(302)	(26.6)	(563)	(730)	(22.8)
FREE CASH FLOW	**1,918**	**1,839**	**4.3**	**7,556**	**6,473**	**16.7**

Free Cash Flow reached R$1,918 million in 3Q23, an increase of 4.3% YoY, driven by EBITDA growth (+11.7% YoY) and the maintenance of investment level, partially offset by higher financial payments related to debentures interest paid in July 2023, which amounted approximately R$ 248 million.

[1] Does not include amounts related to license renewal of R$9.8 million in 1Q22, reversal of provision for licenses renewal in the amount of -R$181 million in 2Q23, license renewal of R$202.7 million in 3Q23 and IFRS 16 effects.
[2] The amount is an estimate and is subject to change in view of any changes in the business and macroeconomic environment.

INDEBTEDNESS

LOANS, FINANCING AND DEBENTURES

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Debentures (7th Issue - 1st series)	R$	CDI + 1.12% YoY	2025	46	1,500	1,546
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% a.a.	2027	62	2,000	2,062
Liabilities for the acquisition of companies[1]	R$	100% CDI and IPCA	2027	91	3	94
Other Creditors[2]	R$	CDI + 3.75% YoY	2028	0	15	15
5G Licenses	R$	Selic and IGP-DI	2040	640	968	1,607
Gross Debt | Ex-IFRS16				**839**	**4,486**	**5,324**
Leases[3]	R$	IPCA	2036	3,539	8,891	12,430
Gross Total Debt				**4,378**	**13,377**	**17,754**

NET DEBT | EX-IFRS 16

CONSOLIDATED IN R$ MILLION	09/30/2023	12/31/2022	09/30/2022
Short-Term Debt	839	2,508	2,518
Long-Term Debt	4,486	4,761	5,031
Gross Debt | Ex-IFRS16	**5,324**	**7,269**	**7,549**
Cash, Applic. and Deposit[4]	(5,024)	(2,955)	(6,151)
Derivatives	18	6	(61)
Net Debt (Cash)	**318**	**4,320**	**1,337**
Leases[3]	12,430	12,033	12,198
Net Debt	**12,748**	**16,353**	**13,535**

L.T. DEBT PROFILE

YEAR	Financial Debt (R$ million)	IFRS 16 (R$ million)
2024	839	3,539
2025	1,557	2,780
2026	59	2,011
After 2026	2,869	4,100
Total	**5,324**	**12,430**

The Company's gross debt (ex-leases) reached R$5,324 million at the end of 3Q23, being 100% denominated in local currency. Gross indebtedness declined 29% YoY due to the termination of the contractual retention of mobile assets acquisition from Oi and the resolution of the foreign currency loan (Law 4131) in September/23. Considering Cash and Applications, Contractual Retention[1] and Derivatives, the Company recorded R$318 million in net debt on September 30, 2023. If the leasing effect[3] is included, net debt reached R$12,748 million at the end of 3Q23.

[1] Liabilities under the contract for the acquisition of Oi's Mobile assets, Vita IT and Vale Saúde, more details in the note 20 of 3Q23 Quarterly Information.
[2] Refers to the investment made by Polígono Capital to Vivo Money in August/23, more details in the note 20 of 3Q23 Quarterly Information.
[3] Also includes financial leases that were considered financial debt prior to IFRS 16 (R$257 million in 3Q23, R$227 million in 3Q22, and R$227 million in 4Q22).
[4] Considers cash and cash equivalents, financial investments, and accounts receivable from FIDC Vivo Money.

CAPITAL MARKET

Our capital stock consists exclusively of common shares, with voting rights, that are listed at the B3 (ticker: VIVT3) and the NYSE (ticker: VIV).

Share Performance
(Base 100 as of 12/31/2022)


IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
130
120
110
100
90
80
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23

	09/30/2023	12/31/2022	Δ
Closing price VIVT3 (R$)	43.18	38.35	12.6%
Closing price VIVT (US$)	8.55	7.15	19.6%
Average daily volume 3M VIVT3 (R$ mn)	92.08	112.54	-18.2%
Average daily volume 3M VIVT (US$ mn)	9.10	15.73	-42.1%
Total number of shares	1,663,556,731	1,676,938,271	(13,381,540)
Outstanding shares	1,656,556,432	1,663,556,731	(7,000,299)
Treasury shares	7,000,299	13,381,540	(6,381,241)
Net income LTM per share (EPS)	2.75	2.44	12.8%
Price/Earnings (P/E)	15.76	15.85	-0.6%
Market Cap/Book value (P/BV)	1.04	0.94	10.3%
Book Value per Share	41.67	40.82	2.1%



SHAREHOLDER REMUNERATION

In September 2023, ANATEL approved the request for prior consent to allow the Company to reduce its capital stock in one or more events, subject to the management's assessment regarding opportunity and convenience, in a total amount of up to R$5 billion.

Through the Share Buyback Program, in effect until February 22, 2024, we repurchased R$308 million in shares between January and October 2023, reaffirming the Company's commitment to maximizing shareholders' return. In the last 12 months[1], the gross amount declared per share was R$ 2.58, which represents a dividend yield[1] of 6.6% per year, considering the Share Buyback Program.

In 9M23, the Board of Directors deliberated dividends in the amount of R$827 million for the fiscal year 2022, and the gross amount of R$1,586 million in interest on capital for the fiscal year 2023. In addition, we deliberated R$150 million in interest on capital on October 10, 2023. The deliberated interest on capital will be imputed to the mandatory minimum dividends for the fiscal year 2023, ad referendum of the Ordinary General Meeting of Shareholders to be held in 2024.

For more information regarding Dividends, click here.

Div. Yield[1] 6.6%

Gross Earnings/Share[2] R$2.58

Payout[3] 104%

Total Shareholder Return Deliberated[1]

R$ million



6,319
496
2,735
3,088
2021
5,711
607
2,075
3,029
2022
4,719
441
2,451
1,827
12M
Buybacks
IOC
Dividends

Quarterly Buyback

R$ million



150
4Q22
72
1Q23
141
2Q23
73
3Q23

[1] Considers dividends, interest on capital declared, and share repurchases made between November 2022 and October 2023. [2] Considers dividends and interest on capital declared between November 2022 and October 2023. [3] Considers dividends and interest on capital declared based on profit between November 2022 and October 2023 and share buybacks made in the same period.

DIGITAL ECOSYSTEM

Based on our strategic pillar #temtudonaVivo (there's everything at Vivo), we continue to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

VIVO CONTROLE

Following the launch of the hybrid plans Vivo Controle Saúde, Vivo Controle Netflix and Vivo Controle Entretenimento, we launched a new plan called Vivo Controle Educação which provides access to fast-paced online courses with certificates on the Vivae platform - joint venture between Vivo and Ânima Educação - available for R$ 72/month.

FINANCIAL SERVICES

In September 2023, Vivo Money's portfolio reached R$307 million, a 2.2x increase compared to the same period last year. In July 2023, an investment commitment was signed by Polígono Capital, through funds managed by them, for an investment in Vivo Money of up to R$250 million within 24 months. Revenues from financial services grew 45% year-on-year, totaling R$106 million in 3Q23.

ENTERTAINMENT

Vivo offers to its customers the best video and music OTTs in the market. These services represented R$144 million in revenues in 3Q23 (+33% YoY), and ended September 2023 with 2.8 million subscriptions of content platforms (+32% YoY).

B2B

Companies in Brazil are moving towards digitalization, and Vivo offers services that go beyond connectivity, creating a digital services ecosystem comprised of cloud, cybersecurity, IoT, big data, messaging, IT equipment sales and leases, among others.

In the last 12 months, B2B digital services generated R$3,224 million in revenues (+28% YoY), accounting for 6.3% of Vivo's total revenue in the period (+1.0 p.p. YoY).

Currently, around 10% of our B2B clientele hire digital services with Vivo, which explains the significant opportunity of increasing penetration of such services, mainly among Small and Medium-sized Enterprises. For this reason, Vivo Meu Negócio offers a complete ecosystem of digital services for SMEs[2], with accessible solutions for sales, web presence and efficiency tools.



B2B Digital Revenues
R$ million
+28%
2,514
3,224
LTM Sep-22
LTM Sep-23
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions¹

[1] Includes equipment. [2] Small and Medium-sized Enterprises.

ESG
Environmental, Social and Governance

Telefônica Brasil presents an ESG strategy that aims to assure its commitment to sustainable growth with ethics and integrity. This strategy has 6 action pillars, with over 100 indicators monitored through the Responsible Business Plan (RBP). The RBP is approved by the Board of Directors and consists of company-wide targets (2021 – 2024), that promote the Company's responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant, current, and future issues in the environmental, social, and governance dimensions.

CLIMATE

The company has launched the Climate Action Plan, which details its climate strategy based on five models: operational, value chain, commercial, financial, and governance. The Plan was approved by the Board of Directors and is monitored by the Quality and Sustainability Committee.

Regarding the relationship of suppliers, actions aimed at the 125 carbon-intensive partners (around 90% of the chain's emissions) are developed through the Carbon in the Supply Chain Program, and 60% of these are climate-focused. As for customers, in the last 12 months, the P&S that favor energy and climate efficiency and align with the goal of containing the increase of global temperature to 1.5°C amounted to R$1,860 million in revenues.

The company will be the first company in the sector to start in the Energy Self-Production modality. In partnership with a specialized company, Telefônica Brasil will be a partner of 4 solar parks in Janaúba (MG) that will supply more than 200 medium-voltage consuming units. The recertification of ISO 50,001 was also successfully achieved.

SOCIAL

Volunteer Day, which took place in August, had more than 9,500 volunteers in activities in 59 institutions benefiting more than 30,000 people. For the first time, employees were able to invite their family members to participate.

Telefônica Brasil has launched its impact analysis Vivo for the 2030 SDGs, which details how its business contributes to the Sustainable Development Goals (SDGs). The study presents its priority SDGs and reinforces its positive impact strategy. The launch took place at an event in the company to discuss with different stakeholders, how the private sector can boost this agenda.

At the music event The Town, the company reinforced the Presença Preta (Black Presence) initiative with actions aimed at promoting racial diversity at the event. Gifts such as pochettes and shoulder bags, made by women that are incarcerated or in the process of social reintegration using material from uniforms that would have been discarded, were distributed.

ESG RATINGS

Highlighting the Vivo Recicle program, Vivo was the only Brazilian company and the only company in the sector to be included in Fortune's Change the World list (21st position), which selects companies that promote positive impact from their businesses.

Telefônica Brasil was also recognized as one of the Top 10 Best Companies to Work for in Brazil 2023, in the Large Companies (more than 10,000 employees) category, in the national GPTW (Great Place To Work) ranking.

The company maintains its position in the following ratings: (1) Best IT and Telecom company according to Época Negócios 360º; (2) 1st place in Telecom Annual Report 2023 published by Fórum Editorial.

OPERATIONAL INDICATORS

Mobile Business

THOUSAND	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
TOTAL MOBILE ACCESSES	**97,587**	**97,328**	**0.3**	**97,587**	**97,328**	**0.3**
Postpaid	60,424	57,454	5.2	60,424	57,454	5.2
Human postpaid (ex-M2M)	43,467	41,712	4.2	43,467	41,712	4.2
M2M	15,620	14,210	9.9	15,620	14,210	9.9
Dongles	1,336	1,532	(12.8)	1,336	1,532	(12.8)
Prepaid	37,163	39,874	(6.8)	37,163	39,874	(6.8)
MARKET SHARE[1]	**38.7%**	**37.3%**	**1.3 p.p.**	**38.7%**	**37.3%**	**1.3 p.p.**
Postpaid	41.7%	40.2%	1.5 p.p.	41.7%	40.2%	1.5 p.p.
Prepaid	34.5%	33.8%	0.8 p.p.	34.5%	33.8%	0.8 p.p.
ARPU (R$/month)	**28.9**	**26.1**	**10.9**	**28.0**	**26.1**	**7.2**
Human Postpaid (ex-M2M)	51.2	46.8	9.5	49.7	47.2	5.2
M2M	3.3	2.9	14.5	3.2	2.9	8.7
Prepaid	12.9	12.3	4.8	12.7	12.1	5.0
MONTHLY CHURN	**2.3%**	**2.4%**	**(0.1) p.p.**	**2.5%**	**2.5%**	**(0.1) p.p.**
Postpaid (ex-M2M)	1.1%	1.2%	(0.2) p.p.	1.1%	1.2%	(0.1) p.p.
Prepaid[2]	3.6%	3.9%	(0.3) p.p.	4.0%	4.3%	(0.2) p.p.

Fixed Business

THOUSAND	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
TOTAL FIXED ACCESSES	**13,995**	**14,360**	**(2.5)**	**13,995**	**14,360**	**(2.5)**
Core fixed accesses[3]	**7,114**	**6,743**	**5.5**	**7,114**	**6,743**	**5.5**
FTTH	5,992	5,277	13.5	5,992	5,277	13.5
FTTC	264	578	(54.3)	264	578	(54.3)
IPTV	858	888	(3.3)	858	888	(3.3)
Non-core fixed accesses[4]	**6,881**	**7,618**	**(9.7)**	**6,881**	**7,618**	**(9.7)**
Fixed Voice	6,612	7,047	(6.2)	6,612	7,047	(6.2)
xDSL	269	458	(41.2)	269	458	(41.2)
DTH[5]	0	112	n.d.	0	112	n.d.
ARPU | FTTH (R$/month)	88.7	88.1	0.7	88.6	88.8	(0.3)
ARPU | IPTV (R$/month)	141.6	136.9	3.4	140.9	138.1	2.1
Core fixed accesses[3] / Total Fixed accesses	*50.8%*	*47.0%*	*3.9 p.p.*	*50.8%*	*47.0%*	*3.9 p.p.*
Non-core fixed accesses[4] / Total Fixed accesses	*49.2%*	*53.0%*	*(3.9) p.p.*	*49.2%*	*53.0%*	*(3.9) p.p.*

[1] Data published by Anatel in August 2023. [2] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 457 thousand prepaid accesses in Mar/23. Considering the disconnections, the prepaid churn rate would be 4.2% in 9M23. [3] FTTH. FTTC and IPTV. [4] Fixed voice, xDSL and DTH. [5] DTH service was discontinued in January 2023.

INCOME STATEMENT

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
Gross Operating Revenue	**17,975**	**17,328**	**3.7**	**52,646**	**50,779**	**3.7**
Net Operating Revenue	**13,112**	**12,199**	**7.5**	**38,565**	**35,382**	**9.0**
Core revenues[1]	12,335	11,256	9.6	36,120	32,380	11.6
Mobile core revenue	9,279	8,480	9.4	27,025	24,172	11.8
Fixed core revenue	3,056	2,776	10.1	9,095	8,209	10.8
Non-core revenues[2]	777	943	(17.6)	2,445	3,002	(18.5)
Total Costs	**(7,573)**	**(7,242)**	**4.6**	**(22,999)**	**(21,335)**	**7.8**
Cost of Services and Products sold	(2,485)	(2,347)	5.9	(7,316)	(6,646)	10.1
Services	(1,419)	(1,404)	1.1	(4,240)	(3,991)	6.2
Products sold	(1,066)	(943)	13.0	(3,076)	(2,655)	15.8
Costs from Operations	(5,088)	(4,895)	3.9	(15,683)	(14,688)	6.8
Personnel	(1,423)	(1,248)	14.0	(4,175)	(3,549)	17.6
Commercial and Infrastructure	(3,315)	(3,259)	1.7	(9,883)	(9,592)	3.0
Provision for Bad Debt	(291)	(301)	(3.3)	(1,024)	(1,000)	2.4
General and Administrative	(333)	(273)	22.1	(893)	(833)	7.1
Other Net Oper. Revenue (Exp.)	274	185	47.5	292	286	1.8
EBITDA	**5,539**	**4,957**	**11.7**	**15,566**	**14,047**	**10.8**
EBITDA Margin %	*42.2%*	*40.6%*	*1.6 p.p.*	*40.4%*	*39.7%*	*0.7 p.p.*
Depreciation and Amortization	**(3,418)**	**(3,226)**	**6.0**	**(9,885)**	**(9,397)**	**5.2**
EBIT	**2,121**	**1,732**	**22.5**	**5,681**	**4,650**	**22.2**
Financial Result	**(570)**	**(37)**	**1,419.7**	**(1,713)**	**(1,163)**	**47.4**
Gain (Loss) on Investments	**(3)**	**(5)**	**n.a.**	**(15)**	**(13)**	**10.6**
Taxes (Income tax / Social contribution)	**(72)**	**(253)**	**(71.7)**	**(521)**	**(543)**	**(4.0)**
Net Income before non-controlling shareholders	**1,477**	**1,436**	**2.8**	**3,432**	**2,932**	**17.1**
Net Income/(Loss) of non-controlling shareholders	*5*	*(3)*	*n.a.*	*3*	*(27)*	*n.a.*
Net Income[3]	**1,472**	**1,440**	**2.2**	**3,429**	**2,959**	**15.9**
Earnings per Share (EPS)[4]	*0.89*	*0.86*	*2.9*	*2.07*	*1.77*	*16.6*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Net income attributed to Telefônica Brasil.
[4] Earnings per share (EPS) calculated base on net income attributed to Telefônica Brasil divided by outstanding shares.

BALANCE SHEET

CONSOLIDATED IN R$ MILLION	09/30/2023	12/31/2022	Δ% YoY
ASSETS	**119,991**	**119,121**	**0.7**
Current Assets	**19,401**	**17,284**	**12.3**
Cash and Cash Equivalents	4,556	2,274	100.3
Accounts Receivable	9,077	8,691	4.4
Inventories	888	790	12.5
Other current assets	4,881	5,529	(11.7)
Non-Current Assets	**100,590**	**101,838**	**(1.2)**
Accounts Receivable	367	399	(8.1)
Guarantees and Deposits	2,862	2,834	1.0
Other assets	2,816	2,981	(5.5)
Property, Plant and Equipment, Net	45,479	45,898	(0.9)
Intangible Assets, Net	49,067	49,725	(1.3)
LIABILITIES AND SHAREHOLDERS' EQUITY	**119,991**	**119,121**	**0.7**
LIABILITIES	**50,665**	**50,666**	**(0.0)**
Current Liabilities	**21,044**	**22,171**	**(5.1)**
Accounts Payable and Suppliers	10,248	8,451	21.3
Taxes, Fees and Contributions	1,852	1,101	68.2
Loans, Financ., Deb., Leasing and Licenses	4,378	6,020	(27.3)
Interest on Capital and Dividends	1,775	3,187	(44.3)
Provisions and Contingencies	1,326	1,878	(29.4)
Other Liabilities	1,465	1,533	(4.5)
Non-Current Liabilities	**29,621**	**28,495**	**4.0**
Taxes, Fees and Contributions	3,974	2,893	37.4
Deferred Income Tax and Social Contribution	3,343	3,832	(12.8)
Loans, Financ., Deb., Leasing and Licenses	13,377	13,282	0.7
Provisions and Contingencies	7,072	6,733	5.0
Other Liabilities	1,857	1,756	5.8
SHAREHOLDERS' EQUITY	**69,326**	**68,456**	**1.3**

ADDITIONAL INFORMATION

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
EBITDA	5,539	4,957	11.7	15,566	14,047	10.8
Leases Depreciation (IFRS 16)	(765)	(775)	(1.2)	(2,431)	(2,267)	7.2
Leases Interest (IFRS 16)	(374)	(342)	9.4	(1,025)	(950)	7.8
EBITDA After Leases (EBITDA AL)	**4,400**	**3,841**	**14.6**	**12,111**	**10,829**	**11.8**
EBITDA AL / Net Revenue Margin	*33.6%*	*31.5%*	*2.1 p.p.*	*31.4%*	*30.6%*	*0.8 p.p.*
CAPEX ex-IFRS 16	2,626	2,586	1.5	6,665	7,041	(5.3)
Operating Cash Flow (EBITDA AL - Capex)	**1,774**	**1,255**	**41.4**	**5,446**	**3,788**	**43.8**
OpCF AL / Net Revenue Margin	*13.5%*	*10.3%*	*3.2 p.p.*	*14.1%*	*10.7%*	*3.4 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	3Q23	3Q22	Δ% YoY	9M23	9M22	Δ% YoY
Depreciation and Amortization	**(3,418)**	**(3,226)**	**6.0**	**(9,885)**	**(9,397)**	**5.2**
Depreciation	(1,562)	(1,590)	(1.7)	(4,570)	(4.620)	(1,1)
Leases Depreciation (IFRS 16)	(765)	(775)	(1.3)	(2,431)	(2,267)	7.2
Amortization	(850)	(671)	26.6	(2,166)	(1,930)	12.2
PPA[1] Depreciation/Amortization	(241)	(189)	27.1	(719)	(579)	24.2

[1] Purchase Price Allocation.

CONFERENCE CALL

Date:

November 01, 2023 (Wednesday)

Time:

10h00 (Brasília time) / **09h00** (New York time)

Connection:

Zoom link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL

INVESTOR RELATIONS

Christian Gebara
David Melcon
João Pedro Soares Carneiro
Gabriel Menezes
Tatiana Anicet
Carolina Dias

Av. Eng. Luis Carlos Berrini, 1376 – 18º Andar – Cidade Monções – SP – 04571-000
E-mail: ir.br@telefonica.com
Information available on the website: ri.telefonica.com.br

VIVT B3 LISTED

25 YEARS VIV LISTED NYSE

ISE B3 ICO2 B3